EXHIBIT 99.1

Richard J. King
Senior Vice President, Corporate Communications
AMC Entertainment Inc.
(816) 221-4000

AMC Entertainment Inc. Fiscal First Quarter Earnings Conference Call and Webcast At 9:00 a.m. CDT On July 25

KANSAS CITY, Mo.—July 17, 2003--AMC Entertainment Inc. (AMEX: AEN) will conduct a conference call and slide presentation to discuss fiscal 2004 first quarter results and certain forward-looking information at 9:00 a.m. CDT on Friday July 25, 2003.

Internet access to the call and supporting slides will be available through AMC's website www.amctheatres.com. The call can also be accessed by phone at (877) 307-8182, or (706) 634-8221 for international callers. Media and individuals will be in a listen-only mode, and participants are requested to log in a few minutes early.

A replay of the conference call will be available on the website and by phone through Friday, August 8, 2003. The telephone replay can be accessed by calling (800) 642-1687, or (706) 645-9291 for international callers, and entering the conference ID number 1714166.

AMC is scheduled to release earnings earlier in the day on July 25, 2003.

AMC Entertainment Inc. is a leader in the theatrical exhibition industry. Through its circuit of AMC Theatres, the Company operates 240 theatres with 3,538 screens in the United States, Canada, France, Hong Kong, Japan, Portugal, Spain, Sweden and the United Kingdom. Its Common Stock trades on the American Stock Exchange under the symbol AEN. The Company, headquartered in Kansas City, Mo., has a website at www.amctheatres.com.